March 12, 2009

Via FedEx and Edgar
Mr. Larry Spirgel
Assistant Director
Mail Stop 0407
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:	MDC Partners, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 10, 2008

Form 10-Q Fiscal Quarter Ended September 30, 2008
File No. 1-13718

Dear Mr. Spirgel:

Pursuant to your request following our telephonic conversation on March 3, 2009, the Company intends to apply FASB statement 160 and EITF Topic D-98 by recording the estimated Put redemption amount as of January 1, 2009 as a credit to (increase in) Redeemable Non-controlling Interests (minority interests), in a mezzanine account above Shareholders’ Equity, and a debit to (reduction of) Additional Paid-in Capital, a component of Shareholders’ Equity. As of January 1, 2009, the Company has an Accumulated Deficit. The Company believes that because of the redeemable nature of the Non-controlling Interests, this amount should not be a component of Shareholders’ Equity. In addition, the estimated redemption amounts will be recalculated each reporting period with any changes to the estimate again adjusting Redeemable Non-controlling Interests and Additional Paid-in Capital. These adjustments, if any, will not be used to calculate earnings per share. However, the Company will continue to test at each reporting period to ensure that the estimated amount of the Put redemption is not greater than the current fair market value of the specifically related entity. If the estimated redemption amount is greater than current fair market value the Company will record that excess amount as a credit to (increase in) Redeemable Non-controlling Interests on the balance sheet and a debit to (charge to) the Non-controlling Interests in the statement of operations. The Company does not anticipate that the estimated redemption amounts would be greater than fair market value; however, the Company believes that this is a proper accounting policy to follow.

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Very truly yours,

/s/ David Doft
David Doft
Chief Financial Officer

Enclosure

cc:	Melissa Hauber
Robert S. Littlepage, Jr.
Securities and Exchange Commission

Miles S. Nadal, Chairman and Chief Executive Officer
Mitchell Gendel, General Counsel & Corporate Secretary
Michael Sabatino, Chief Accounting Officer

Members of the Audit Committee of Board of Directors of MDC Partners Inc.

Joseph Klausner, BDO Seidman LLP

Ethan Klingsberg, Esq., Cleary Gottlieb Steen & Hamilton LLP